Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated June 3, 2009

MARKET ANNOUNCEMENT

Ultrapar Participações S.A. (“Ultrapar”) hereby informs that on June 1st, 2009 expired the period for the exercise of the right of withdrawal by the shareholders who dissented from the deliberations approved in the  Ordinary and Special Shareholders’ Meeting held on April 29th, 2009, whereby shareholders approved, in accordance with the terms of Article 256 of the Brazilian Corporate Law, the acquisitions of: (i) (a) Companhia Brasileira de Petróleo Ipiranga, (b) Distribuidora de Produtos de Petróleo Ipiranga S.A. and (c) Refinaria de Petróleo Ipiranga S.A., currently denominated Refinaria de Petróleo Riograndense S.A. and (ii) (a) União Terminais e Armazéns Gerais Ltda. and (b) Lexington Participações Ltda.. No shareholder exercised the right of withdrawal. Ultrapar also informs that its management will not call a Special Shareholders’ Meeting to reconsider the acquisitions above.

São Paulo, June 3rd, 2009.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 3, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)